Exhibit 99.4

Post-tax return on average tangible shareholders’ equity

The Interim Report for the quarter ended June 30, 2015 and other documents the Group has published or may publish also contain the non-GAAP financial measure post-tax return on average tangible shareholders’ equity, applied on a Group level and with respect to the Group’s business segments. The Group uses such measure as part of its Strategy 2020 targets. Please also refer to “Other Information (unaudited) – Non-GAAP Financial Measures” in the Interim Report.

Post-tax return on average tangible shareholders’ equity is calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average tangible shareholders’ equity. Net income (loss) attributable to Deutsche Bank shareholders is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests.

At the Group level, the post-tax return reflects the reported effective tax rate for the Group, which was 33 % for the three months ended June 30, 2015, and 74 % for the prior year’s quarter. The tax rate was 49 % for the six months ended June 30, 2015, and 48 % for the prior year’s comparative period. To calculate post-tax return for the segments, the applied tax rate was 35 % for the respective periods.

At the Group level, tangible shareholders’ equity is the shareholders’ equity per balance sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting average goodwill and other intangible assets from average active equity as allocated to the segments.

	Three months ended Jun 30, 2015
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Income (loss) before income taxes (IBIT)	1,200	483	283	422	(909)	(250)	1,228

Income tax expense (benefit)	425	171	100	149	(322)	(113)	410

Net income (loss)	775	312	183	273	(587)	(137)	818

Net income attributable to noncontrolling interests	—	—	—	—	—	(22)	(22)

Net income attributable to Deutsche Bank shareholders	775	312	183	273	(587)	(159)	796

Average active equity	32,511	15,952	7,673	8,151	6,673	0	70,960

Average goodwill and other intangible assets[1]	4,492	4,129	1,057	5,442	558	(885)	14,792

Average tangible shareholders’ equity	28,019	11,824	6,616	2,710	6,115	885	56,168

Post-tax return on average tangible shareholders’ equity (in %)	11.1	10.6	11.0	40.2	N/M	N/M	5.7

[1]	C&A contains the dividend accrual

	Three months ended Jun 30, 2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Income (loss) before income taxes (IBIT)	828	379	221	204	(590)	(124)	917

Income tax expense (benefit)	290	133	77	71	(206)	315	679

Net income (loss)	538	246	144	133	(383)	(439)	238

Net income attributable to noncontrolling interests	—	—	—	—	—	(1)	(1)

Net income attributable to Deutsche Bank shareholders	538	246	144	133	(383)	(441)	237

Average active equity	23,733	14,383	5,597	6,263	7,446	0	57,422

Average goodwill and other intangible assets[1]	3,668	4,093	858	4,584	778	(885)	13,327

Average tangible shareholders’ equity	20,065	10,290	4,739	1,679	6,668	885	44,096

Post-tax return on average tangible shareholders’ equity (in %)	10.7	9.6	12.1	31.6	N/M	N/M	2.1

[1]	C&A contains the dividend accrual

	Six months ended Jun 30, 2015
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Income (loss) before income taxes (IBIT)	1,842	1,019	692	713	(1,290)	(268)	2,708

Income tax expense (benefit)	652	361	245	253	(457)	277	1,331

Net income (loss)	1,190	658	447	461	(833)	(545)	1,377

Net income attributable to noncontrolling interests	—	—	—	—	—	(38)	(38)

Net income attributable to Deutsche Bank shareholders	1,190	658	447	461	(833)	(583)	1,339

Average active equity	31,542	16,077	7,418	7,840	7,411	14	70,302

Average goodwill and other intangible assets[1]	4,319	4,135	1,020	5,290	661	(875)	14,550

Average tangible shareholders’ equity	27,223	11,943	6,398	2,550	6,749	889	55,751

Post-tax return on average tangible shareholders’ equity (in %)	8.7	11.0	14.0	36.1	N/M	N/M	4.8

[1]	C&A contains the dividend accrual

	Six months ended Jun 30, 2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Income (loss) before income taxes (IBIT)	2,265	854	578	371	(1,133)	(337)	2,597

Income tax expense (benefit)	793	299	202	130	(396)	229	1,256

Net income (loss)	1,472	555	376	241	(736)	(566)	1,341

Net income attributable to noncontrolling interests	—	—	—	—	—	(21)	(21)

Net income attributable to Deutsche Bank shareholders	1,472	555	376	241	(736)	(588)	1,320

Average active equity	22,431	14,391	5,484	6,226	7,588	0	56,120

Average goodwill and other intangible assets[1]	3,570	4,162	872	4,594	798	(750)	13,246

Average tangible shareholders’ equity	18,861	10,229	4,612	1,632	6,790	750	42,874

Post-tax return on average tangible shareholders’ equity (in %)	15.6	10.9	16.3	29.5	N/M	N/M	6.2

[1]	C&A contains the dividend accrual